Exhibit 99.1

SINOVAC Varicella Vaccine Prequalified by WHO

November 4, 2022, Beijing -- Sinovac Biotech Ltd. (“SINOVAC” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that it received prequalification from the World Health Organization (WHO) for its live attenuated varicella vaccine on November 3, 2022. This marks the first WHO prequalified Chinese varicella vaccine and the fourth SINOVAC vaccine to receive WHO approval.

The varicella vaccine is derived from the Oka strain and propagated in SINOVAC’s proprietary Human Diploid Cell (SV-1 strain), which is made by culturing and harvesting the virus, adding stabilizers and freeze-drying.

According to a phase III efficacy study, the seroconversion rate of the vaccinated children group, ages 1 to 12 years old, was 97.1%; the efficacy of the vaccine was 87.1% against varicella and 89.2% for breakthrough varicella. The vaccine provides 100% protection against moderate and severe cases.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “Now that SINOVAC has received WHO prequalification for our varicella vaccine, we can provide a new weapon for prevention and control of infectious diseases globally. In the future, we will continue to work on more clinical trials, registrations and approvals for vaccines worldwide, to offer the world high-quality vaccines and ensure the accessibility and affordability of these public goods.”

Previously, three other vaccines by SINOVAC were also approved by WHO in various uses and conditions, including Healive® (the hepatitis A vaccine), CoronaVac® (the COVID-19 vaccine) and the Sabin-strain inactivated polio vaccine.

SINOVAC has been acting on its mission to “Supply Vaccines to Eliminate Human Diseases”. So far, SINOVAC’s vaccines have been distributed to more than 80 countries and regions around the world. The Company offers high-quality and affordable vaccines for global prevention and control of infectious diseases.

About SINOVAC

Sinovac Biotech Ltd., (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A and B, seasonal influenza, pneumococcal disease, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella, mumps, poliomyelitis, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please see the Company’s website at www.sinovac.com.

Contact:

Sinovac Biotech Ltd.

PR Team

pr@sinovac.com

IR Team

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

william.zima@icrinc.com

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